UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________________________ to ______________________________

Commission File Number: 001-05353
____________________

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Teleflex 401(k) Savings Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Teleflex Incorporated
550 East Swedesford Road, Suite 400
Wayne, Pennsylvania 19087

TELEFLEX 401(k) SAVINGS PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULE

Years Ended December 31, 2015 and 2014

TABLE OF CONTENTS

Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Teleflex 401(k) Savings Plan
Wayne, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Teleflex 401(k) Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Teleflex 401(k) Savings Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), referred to as “supplemental information,” as of December 31, 2015, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management.

Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, is fairly stated in all material respects in relation to the 2015 financial statements of the Plan as a whole.

/s/ Maillie LLP

West Chester, Pennsylvania
June 22, 2016

TELEFLEX 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS
December 31, 2015 and 2014

	2015	2014

ASSETS
Investments, at fair value
Registered investment companies	$216,760,926	$215,419,209
Common stock fund	66,683,379	63,952,659
Investments, at fair value	283,444,305	279,371,868

Investments, at contract value
Vanguard Retirement Savings Trust IV	34,136,697	33,357,076

TOTAL INVESTMENTS	317,581,002	312,728,944
Receivables
Participant loans receivable	6,920,942	6,670,682
TOTAL RECEIVABLES	6,920,942	6,670,682

NET ASSETS
AVAILABLE FOR BENEFITS	$324,501,944	$319,399,626

TELEFLEX 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
December 31, 2015 and 2014

	2015	2014

ADDITIONS TO NET ASSETS
Contributions
Employer	$9,684,239	$8,864,569
Employee	15,979,200	14,954,274
Rollover	2,638,035	2,665,174
Other contributions	66,470	60,017
TOTAL CONTRIBUTIONS	28,367,944	26,544,034
Investment income
Interest and dividends	13,083,491	11,435,881
Net (depreciation) appreciation in fair value of investments	(12,707,524)	7,481,340
Realized gain on the sale of investments	9,508,518	10,513,745
TOTAL INVESTMENT INCOME	9,884,485	29,430,966

TOTAL ADDITIONS	38,252,429	55,975,000

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	33,039,607	27,418,118
Administrative fees	110,504	94,818
TOTAL DEDUCTIONS	33,150,111	27,512,936

NET INCREASE	5,102,318	28,462,064

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	319,399,626	290,937,562

END OF YEAR	$324,501,944	$319,399,626

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

NOTE A	GENERAL DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Description of the Plan

A general description of the Teleflex 401(k) Savings Plan (the “Plan”) follows. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan, which was implemented effective July 1, 1985. Certain employees of Teleflex Incorporated (the “Company”) or one of its related entities that is a participating employer in the Plan who have attained age 21 are eligible to participate in the Plan. Full-time employees are eligible to enter the Plan at their date of hire. Part-time employees require one year and 1,000 hours of service before they are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan includes an employee stock ownership plan (ESOP) feature, as defined in Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (Code). The ESOP feature permits a participant to elect to have any dividend to be paid on the shares of Company common stock allocated to his or her account be either paid in cash or deposited into his or her account in the ESOP portion of the Plan and reinvested in the Company common stock fund.

Except with respect to certain union employees, the Plan is intended to satisfy the requirements to be a “qualified automatic contribution arrangement” or “QACA,” within the meaning of Code Sections 401(k)(13) and 401(m)(12) and the treasury regulations and other guidance issued thereunder, and an “eligible automatic contribution arrangement” or “EACA,” within the meaning of Code Section 414(w) and the treasury regulations and other guidance issued thereunder. The QACA is a safe harbor plan design that allows the Plan to automatically satisfy the actual deferral percentage (ADP) and actual contribution percentage (ACP) tests. The EACA permits a penalty-free distribution of “accidental” automatic deferrals made to the Plan within 90 days of the effective date of a participant's first automatic contribution.

Contributions - Participants are able to contribute up to the lesser of $18,000 and $17,500, or 50% of their annual compensation, during 2015 and 2014, respectively. These contributions are referred to as “elective deferral contributions” and are withheld from participant’s pay on a pre-tax basis for federal income tax and most state income tax purposes. However, participants may designate all or part of their elective deferral contributions as “Roth elective deferral contributions.” Roth elective deferral contributions are made on an after-tax basis for federal income tax purposes. The employer matching contributions equal 100% of the employees’ elective deferral contributions (including Roth elective deferral contributions) up to 5% of compensation up to a maximum of $265,000 and $260,000 during 2015 and 2014, respectively.

In addition, participants who reach age 50 or older and contribute the maximum permitted under the Plan may make an additional pre-tax contribution (a “catch-up contribution”) of up to $6,000 and $5,500 during 2015 and 2014. As with regular elective deferral contributions, participants may elect to designate all or part of their catch-up contributions as after-tax “Roth catch-up contributions.” Participants may also contribute amounts representing distributions from other qualified benefit plans (via a rollover into the Plan).

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

Participant Accounts - Each participant’s account is credited with the participant’s contribution and the employer matching contribution, as well as an allocation of Plan earnings. Participants may access their accounts via a website and toll-free telephone number. Fund transfers and investment election changes may be elected daily, except for the Company common stock fund, which restricts exchanges to once in a 60-day timeframe. A participant may stop, start, or change their 401(k) salary deferral rate at will.

Plan Loans - Active employees may elect to take up to two loans from the Plan at any given time. As required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant’s vested account and must be repaid within five years unless the loan is for the purchase of a primary residence. Loan repayments are processed via payroll deduction on an after-tax basis. The entire unpaid balance on any outstanding loan and all interest due thereon will be processed as a taxable distribution and will reduce the participant’s distributable account balance if any of the following occur: (i) a participant fails to make an installment payment due under the loan by the last day of the calendar quarter following the calendar quarter in which the required installment payment was due; (ii) a participant on a leave of absence has an unpaid amount for a period of a year; or (iii) a participant incurs a severance from employment.

Vesting - Participants are always 100% vested in their own 401(k) elective deferral contributions. With the exception of certain employer matching contributions that become 100% vested after three years of employment, the employer matching contributions made on or after January 1, 2009, become 100% vested after two years of employment.

Payment of Benefits - The Plan provides that a participant may elect to withdraw 100% of his or her vested account balance at termination of employment. A participant may also elect to withdraw 100% of his or her vested account balance after attainment of age 59 1/2. In addition, a participant may elect a hardship withdrawal, as defined by the Plan, of his or her elective deferral contributions, Roth elective deferral contributions, catch-up contributions and Roth catch-up contributions. A participant may elect to withdraw his or her rollover account at any time.

Forfeitures - Forfeitures of terminated participants’ nonvested accounts are used to pay Plan expenses and reduce the amount of future contributions required to be made to the Plan by the Company and the other participating employers in the Plan. The amount of unallocated forfeitures at December 31, 2015 and 2014 were $56,847 and $99,648, respectively.

Plan termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, distribution of participant accounts shall be in accordance with ERISA and its applicable regulations and Article V of the Plan document.

Significant Accounting Policies

The significant accounting policies of the Plan employed in the preparation of the accompanying financial statements follow:

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, a common collective trust, as well as the Company common stock fund as investment options for

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

participants.

Valuation of investments - The Plan’s investments are stated at fair value, except for fully benefit responsive investment contracts, pursuant to the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 820, Fair Value Measurements and Disclosures. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note E for further information on fair value measurements.

The Vanguard Retirement Savings Trust IV, which is a fully benefit responsive investment contract, is reported at contract value. Contract value is the relevant measurement attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. See Note F for further information on fully benefit responsive investment contracts.

Participant Loans Receivable - All transactions are measured at their unpaid principal balance plus any accrued but unpaid interest. Any individual credit risk related to participant loans is mitigated by the fact that these loans are secured by the participant’s vested balance. If a participant were to default, the participant’s account balance would be offset by the unpaid balance of the loan, and the participant would be subject to tax on the unpaid loan balance. As such, the participant is the only party affected in the event of a default.

Revenue Recognition and Method of Accounting - All transactions are recorded on the accrual basis. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Realized gains or losses on security transactions are determined using the average cost of securities sold on the trade date. Expenses are recorded as incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Recent Accounting Pronouncements - In July 2015, the FASB released Accounting Standards Update No. 2015-12, (“ASU 2015-12”) in order to reduce the complexity of financial statements. ASU 2015-12 amends Accounting Standards Codification (ASC) topics: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965). ASU 2015-12 consists of three parts: (Part I) Fully Benefit Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement Date Practical Expedient.

This FASB amendment removes the requirement to report fully benefit responsive investment contracts at fair value with an adjustment to contract value. Under the amendment, fully benefit responsive investment contracts are measured, presented, and disclosed only at contract value. In addition, this amendment simplifies the investment disclosures required for employee benefit plans, including eliminating the requirements to disclose: (a) individual investments that represent 5% or more of net assets available for benefits, (b) net appreciation (depreciation) by individual investment type, and (c) investment information disaggregated

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

based on the nature, characteristics and risks. The requirement to disaggregate participant-directed investments within a self-directed brokerage account has also been eliminated. Self-directed brokerage accounts should be reported as a single type of investment. The amendment also allows plans to measure investments and investment-related accounts as of a month end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II should be applied retrospectively, while Part III should be applied prospectively.

The Plan retrospectively adopted ASU 2015-12 at December 31, 2015 and for the year then ended.

NOTE B	ADMINISTRATION OF THE PLAN

The Plan is administered by a committee of at least three members appointed by the Company’s Board of Directors. The committee is the Plan Administrator and fiduciary for ERISA purposes. The Board of Directors of the Company appointed Vanguard Fiduciary Trust Company (Vanguard) as trustee of the Plan effective September 30, 2004. Vanguard is also the third-party administrator for the Plan and charges a per participant fee for the administrative services that it provides to the Plan. The Company and the other participating employers in the Plan pay this fee for participants who are actively employed by the Company or one of its related entities that is a participating employer in the Plan. Participants who are not actively employed by the Company or one of its related entities that is a participating employer in the Plan pay the per participant administrative fee from their Plan accounts. Investment management fees charged by each mutual fund are netted against returns. Investment management fees charged by the Vanguard Retirement Savings Trust IV, which is a common collective investment trust, are charged to participants with balances in that trust.

NOTE C	TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter on August 4, 2015, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Service Code.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2012.

NOTE D	RELATED PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS

The Plan participants invest in shares of registered investment companies and a collective

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

trust fund managed by affiliates of Vanguard or the trustee. The Plan participants also invest in shares of the Company’s stock through the Teleflex Incorporated common stock fund. The common stock fund held approximately 506,000 and 556,000 shares of the Teleflex Incorporated common stock representing 21% and 20% of Plan assets as of December 31, 2015 and December 31, 2014, respectively. Loans to participants are secured by the balances in the respective participant accounts. Transactions in the foregoing investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee received compensation from the Plan.

NOTE E	FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A summary by level within the fair value hierarchy of the Plan’s investments measured at fair value on a recurring basis is as follows:

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

	Quoted	Significant
	Prices in	Other
	Active	Observable
	Markets	Inputs
	(Level 1)	(Level 2)	12/31/2015

Registered investment companies	$216,760,926	$—	$216,760,926
Company common stock fund	—	66,683,379	66,683,379

Total	$216,760,926	$66,683,379	$283,444,305

	Quoted	Significant
	Prices in	Other
	Active	Observable
	Markets	Inputs
	(Level 1)	(Level 2)	12/31/2014

Registered investment companies	$215,419,209	$—	$215,419,209
Company common stock fund	—	63,952,659	63,952,659

Total	$215,419,209	$63,952,659	$279,371,868

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and December 31, 2014.

Registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

The Company common stock fund is valued at the combined market value of the underlying stock based upon the closing price of the stock on its primary exchange times the number of shares held and the short-term cash component at year end.

NOTE F	VANGUARD RETIREMENT SAVINGS TRUST IV

A portion of the Plan’s investments are in the Vanguard Retirement Savings Trust IV (the “common collective trust”). The underlying investments in the common collective trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds. These contracts meet the fully benefit responsive investment contract criteria and therefore are presented at contract value. The contract value is based on the net asset value of the fund as reported by Vanguard, the trustee, and is determined based

TELEFLEX 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

on the units of the common collective trust fund held by the Plan at year end times the respective unit value. Investment contracts include traditional guaranteed investment contracts (GICs), synthetic investment contracts (SICs) including wrapper contracts, and short term investments such as a money market fund. The following represents the disaggregation of investments by type of investment contract included in the common collective trust:

	2015	2014

Guaranteed investment contracts	886,949	881,948
Synthetic investment contracts	31,859,034	31,524,898
Short term investments	1,306,978	1,395,076
Other assets and liabilities	83,736	(444,846)
Total	34,136,697	33,357,076

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Vanguard Retirement Savings Trust at contract value daily without any redemption notice or restrictions. Plan level initiated transactions require a twelve month redemption notice in order to withdrawal at contract value. Plan level initiated transactions with less than a twelve month redemption notice may incur an adjustment to contract value. In determining the net assets available for benefits, the Vanguard Retirement Savings Trust is included in the financial statements at contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals.

The existence of certain conditions can limit the trust’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the trust or a unitholder, tax disqualification of the trust or unitholder, and certain trust amendments if issuers’ consent is not obtained. As of December 31, 2015, the occurrence of an event outside the normal operation of the trust that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of a participant, employer, or plan, a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

NOTE G	RISKS AND UNCERTAINTIES

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

TELEFLEX 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Year Ended December 31, 2015
Plan EIN# 23-1147939, Plan 010

	(b)
	Identity of Issuer, Borrower,	(c)	(e)
(a)	Lessor, or Similar Party	Description of Investment	Current Value

	PIMCO Total Return Fund II, Institutional Class	Registered Investment Company	$578,835
	Royce Total Return	Registered Investment Company	2,896,661
*	Teleflex Stock Fund	Unitized Stock Fund	66,683,379
*	Vanguard 500 Index	Registered Investment Company	16,071,462
*	Vanguard Explorer	Registered Investment Company	6,274,629
*	Vanguard Extended Market Index Fund Signal Shares	Registered Investment Company	1,837,918
*	Vanguard International Growth	Registered Investment Company	11,193,382
*	Vanguard Morgan Growth	Registered Investment Company	22,506,856
*	Vanguard Prime Money Market	Registered Investment Company	372,310
*	Vanguard Retirement Savings Trust IV	Common Collective Trust	34,136,697
*	Vanguard Strategic Equity	Registered Investment Company	10,941,453
*	Vanguard Target Retirement 2010	Registered Investment Company	705,914
*	Vanguard Target Retirement 2015	Registered Investment Company	6,676,820
*	Vanguard Target Retirement 2020	Registered Investment Company	7,532,991
*	Vanguard Target Retirement 2025	Registered Investment Company	17,169,375
*	Vanguard Target Retirement 2030	Registered Investment Company	10,479,833
*	Vanguard Target Retirement 2035	Registered Investment Company	18,654,273
*	Vanguard Target Retirement 2040	Registered Investment Company	8,182,509
*	Vanguard Target Retirement 2045	Registered Investment Company	9,240,684
*	Vanguard Target Retirement 2050	Registered Investment Company	4,411,833
*	Vanguard Target Retirement 2055	Registered Investment Company	1,524,111
*	Vanguard Target Retirement 2060	Registered Investment Company	191,871
*	Vanguard Target Retirement Income	Registered Investment Company	1,340,975
*	Vanguard Total Bond Market Index	Registered Investment Company	12,326,563
*	Vanguard Total International Stock Index Fund	Registered Investment Company	3,229,572
*	Vanguard Wellington	Registered Investment Company	26,304,189
*	Vanguard Windsor	Registered Investment Company	16,115,907
*	Participant Loans, 4.25% to 11.0%	Participant Loans with various maturities through September 2045	6,920,942

			$324,501,944
*Party-in-interest.
Cost information not required as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Teleflex 401(k) Savings Plan

By:	/s/ Cameron P. Hicks
Cameron P. Hicks Vice President, Global Human Resources
Dated: June 22, 2016

INDEX TO EXHIBITS

Exhibit No.		Description

23.1	-	Consent of Independent Registered Public Accounting Firm